UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

MEDIOBANCA S.p.A.
Attn: Dr. Stefano Vincenzi
Legal Counsel
Piazza di Spagna, 15
00187 Rome, Italy
011.39.06.6795877

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Tobia Croff, Esq.
Shearman & Sterling LLP
Corso Venezia, 16
20121 Milan, Italy
011.39.02.0064.1500

September 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mediobanca S.p.A. - Banca di Credito Finanziario S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO, BK

This Amendment No. 10 amends the Statement on Schedule 13D, dated October 31, 2006, as subsequently amended (the “Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment No. 10 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebensversicherung AG, and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian limited liability company with registered office at Galleria del Corso 2, Milan, Italy, subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”).  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 13.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 5 and 11, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 7.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 16 and an unofficial English translation of the amended and restated by-laws of Telco was previously filed on Schedule 13D as Exhibit 17.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a call option agreement (the “Telefónica Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 18.  On November 15, 2007, pursuant to Article 5 of the Telefónica Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Telefónica Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 19.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date, the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Remaining Shareholders”) acknowledged SI’s decision and, by entering into a renewal agreement dated October 28, 2009  and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Remaining Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 20 and a copy of the joint press release, dated October 28, 2009, issued by the Remaining Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 22.

The Remaining Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an amendment deed to the Telefónica Option Agreement (the “Amendment to Telefónica Option Agreement”) (i) to extend the term of the Telefónica Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to an alternative method agreed by the Remaining Shareholders to exercise the de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 21.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a purchase and sale agreement (the “SI Exit Agreement”), pursuant to which:  (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share), equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement was previously filed on Schedule 13D as Exhibit 23 and the related Telco press release, dated December 22, 2009, was previously filed on Schedule 13D as Exhibit 24.

On December 22, 2009 the Remaining Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Remaining Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 billion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility had a maturity date of May 31, 2012 and was guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Facility, the Remaining Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Remaining Shareholders:  (i) confirmed that each Remaining Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Remaining Shareholder may provide such support by means of a cash injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Remaining Shareholders and the Senior Lenders in a separate option agreement (the “Pledged Shares Option Agreement”).  Copies of the Amendment Agreement, the Pledged Shares Option Agreement and the Telco press release announcing the events described above, dated January 11, 2010, were previously filed on Schedule 13D as Exhibit 25, Exhibit 26 and Exhibit 27, respectively.

On October 6, 2010, the Remaining Shareholders, Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia.  The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010.  Pursuant to an amendment to the New Shareholders Agreement dated as of December 10, 2010 (the “2010 Amendment Agreement”), the Remaining Shareholders implemented the Compromiso by inserting an additional clause into the New Shareholders Agreement related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”).  A copy of the 2010 Amendment Agreement was previously filed on Schedule 13D as Exhibit 28.

On February 29, 2012, the Remaining Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the New Shareholders Agreement and enter into another shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders Agreement dated as of April 28, 2007 between the Remaining Shareholders and SI, as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “2012 Shareholders Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the New Shareholders Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Telefónica Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.  A copy of the Second Renewal Agreement and a copy of the Telefónica Option Amendment Deed were previously filed on Schedule 13D as Exhibit 29 and Exhibit 30, respectively.

Also on February 29, 2012, the Remaining Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco.  A copy of the related Telco press release, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 31.

On May 31, 2012 the Remaining Shareholders announced the completion of the transactions regarding the refinancing of the financial indebtedness of Telco maturing in 2012 as approved by the board of directors of Telco on May 3, 2012 (the “2012 Refinancing”).

As part of the 2012 Refinancing, Telco (a) executed a capital increase of euro 600 million entirely subscribed by all the Remaining Shareholders on a pro rata basis (the “Capital Increase”); (b) issued a euro 1.75 billion bond, also entirely subscribed by all the Remaining Shareholders on a pro rata basis (the “2012 Bond”), and (c) entered into a euro 1.05 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matures on November 27, 2013 and is secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders currently over 3,003,586,907 Telecom Italia Shares held by Telco (as such number of Telecom Italia Shares may from time to time vary also in accordance with the 2012 Refinancing Facility, the “2012 Pledged Shares”).  In connection with the Capital Increase, the Remaining Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 17.  An unofficial translation of the amendments to article 5 of Telco’s by-laws was previously filed on Schedule 13D as Exhibit 32.

The funds received by Telco in connection with the 2012 Refinancing have been used to repay the New Refinancing Facility entered into in January 2010, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Remaining Shareholders and Telco’s banking debt of euro 860 million maturing between June and October 2012.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Remaining Shareholders and the 2012 Lenders, entered into a new separate option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the Pledged Shares Option Agreement, entered into in January 2010; and (ii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, were previously filed on Schedule 13D as Exhibit 33, Exhibit 34 and Exhibit 35, respectively.

On September 24, 2013, Telefónica, Generali (which term now also includes Generali Italia S.p.A., formerly known as INA Assitalia S.p.A.), Intesa Sanpaolo and Mediobanca entered into an agreement to amend the 2012 Shareholders Agreement for, among other things, the recapitalization and the refinancing of Telco (the “Shareholders Agreement Amendment”).

Pursuant to the Shareholders Agreement Amendment, the recapitalization and refinancing of Telco (the “Recapitalization”) will take place in two phases.  In the first phase (“Phase 1”), completed on September 24, 2013, Telefónica subscribed a euro 324 million share capital increase of Telco, paid in cash, which increased Telefónica’s ownership interest in Telco to 66.0% of the aggregate issued and outstanding share capital of Telco, while its interest in Telco’s voting share capital remains unchanged.  The Telco Class C shares issued to Telefónica in connection with the capital increase have no voting rights and, subject to the obtainment by Telefónica of all necessary anti-trust and telecommunication authorizations (including, if necessary, in Brazil and Argentina), are convertible from January 1, 2014, at Telefónica’s option into Class B voting shares up to an amount of Class B shares representing no more than 64.9% of Telco’s voting share capital.

Telco used the proceeds deriving from the capital increase to partially repay the financial debt due in November 2013 pursuant to the 2012 Refinancing Facility.

Also on September 24, 2013 as part of Phase 1, the Remaining Shareholders entered into a sale and purchase agreement pursuant to which Telefónica purchased from Generali, Intesa Sanpaolo and Mediobanca, on a pro-quota basis, a portion of the 2012 Bond.  As a result, Telefónica owns 70.0% of the outstanding 2012 Bond, Generali 17.0%, Intesa Sanpaolo 6.5% and Mediobanca 6.5%, respectively.

The second phase of the Recapitalization (“Phase 2”) is expected to occur following Telefónica’s receipt of all necessary antitrust and telecommunication authorizations (including, if necessary, in Brazil and Argentina).  As part of Phase 2, Telefónica has undertaken in the Shareholders Agreement Amendment to subscribe a further euro 117 million capital increase of Telco, to be paid in cash, for additional Telco Class C non-voting shares, as a result of which Telefónica’s interest in Telco’s share capital will increase from 66.0% to 70.0% of the aggregate issued and outstanding share capital of Telco (while its interest in Telco’s voting share capital will continue to remain unchanged).  These additional Class C shares will also be convertible from January 1, 2014 at Telefónica’s option into Class B voting shares, subject to the limit of 64.9% of Telco’s voting share capital, described above.

Until the conversion, if any, of the Class C shares (without voting rights) held by Telefónica into Class B shares (with voting rights), the governance rights of the Remaining Shareholders will remain unchanged. If, as a consequence of the conversion, the interest of Telefónica in Telco exceeds 50.0% of the voting rights, the governance of Telco and Telecom Italia (including with respect to the nomination of the board of directors) will be amended pursuant to the terms of the Shareholders Agreement Amendment.

Also starting from January 1, 2014, Telefónica has the right under the Shareholders Agreement Amendment (subject to the obtainment by Telefónica of all necessary anti-trust and telecommunication authorizations, including, if necessary, in Brazil and Argentina) to purchase, in cash, all Telco shares owned by each of Generali, Intesa Sanpaolo and Mediobanca.  In the event that such call option is exercised, Telefónica is required to purchase all the outstanding 2012 Bond owned by each of Generali, Intesa Sanpaolo and Mediobanca.  Furthermore, under the Shareholders Agreement Amendment, each of the Remaining Shareholders retains the right to require the non-proportional demerger of Telco and obtain, among other things, the direct beneficial ownership of their respective Telecom Italia Shares owned by Telco.  The demerger option is exercisable between June 15 and June 30, 2014 and then between February 1 and February 15, 2015.

Finally, pursuant to the Shareholders Agreement Amendment, Telefónica assumed a standstill obligation under which Telefónica undertook not to purchase additional shares in Telecom Italia , provided that the standstill will not be effective if any person or entity (whether acting alone or in concert with other entities and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire 10% or more of Telecom Italia voting shares or the right to acquire such shares.

As a consequence of the Shareholders Agreement Amendment, the Remaining Shareholders amended Telco’s by-laws, previously filed on Schedule 13D as Exhibit 17 (as amended by the amendments previously filed on Schedule 13D as Exhibit 32).  An unofficial translation of the amended by-laws of Telco is filed as Exhibit 36 hereto, a copy of the Shareholders Agreement Amendment is filed as Exhibit 37 hereto and a copy of the joint press release, dated September 24, 2013,  issued by Generali, Intesa Sanpaolo and Mediobanca related to the events described above is filed 13D as Exhibit 38 hereto.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date of this Schedule 13D Mediobanca, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares.  Mediobanca may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

As a result of the Shareholders Agreement Amendment and the transactions contemplated thereby, Telco’s share capital (divided into Class A and Class B voting shares and Class C non-voting shares) is currently allocated as follows:

Shareholders	% share capital	% voting share capital
Generali	19.32%	30.6% represented by Class A shares
Intesa Sanpaolo	7.34%	11.6% represented by Class A shares
Mediobanca	7.34%	11.6% represented by Class A shares
Telefónica	66.00%	46.2% represented by Class B shares

The beneficial ownership of Telecom Italia Shares by the persons listed in Annex A to this Amendment No. 10, to the best of Mediobanca’s knowledge, is indicated next to such person’s name in such Annex A.  To the best of Mediobanca’s knowledge, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  To Mediobanca’s knowledge, other than as disclosed in Annex A, during the 60-day period preceding the date of filing of this Amendment No. 10, the persons listed in Annex A have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Shareholders Agreement Amendment and the transactions related thereto in the Introduction to this Amendment No. 10 is incorporated herein by reference.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 36:	Amended by-laws of Telco (unofficial English translation)

Exhibit 37:
Agreement dated September 24, 2013, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca – Banca di Credito Finanziario S.p.A.

Exhibit 38:	Joint press release, dated September 24, 2013

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2013

/s/ Stefano Vincenzi
Signature

Stefano Vincenzi
Legal Counsel
Name/Title

/s/ Cristiana Vibaldi
Signature

Cristiana Vibaldi
Middle Manager – Authorized Signatory
Name/Title

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF MEDIOBANCA

The name, title, present principal occupation or employment of each of the directors and executive officers of Mediobanca are set forth below.  The business address of each member is Mediobanca’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mediobanca.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name	Place and date of birth	Term expires	Principal activities performed by the person outside Mediobanca	Telecom Italia Shares beneficially owned
Chairman and Executive Committee member	Renato Pagliaro	Milan, Italy February 20, 1957	2014	Director Telecom Italia Director Pirelli & C.	60,000 savings shares
Vice Chairman	Dieter Rampl (1)	Munich, Germany September 5, 1947	2014	Chairman of the Supervisory Board Koenig & Bauer Member of the Supervisory Board FC Bayern München Director KKR Management LLC Chairman of the Managing Board Hypo-Kulturstiftung	None
Vice Chairman	Marco Tronchetti Provera (2)	Milan, Italy January 18, 1948	2014
Chief Executive Officer and Executive Committee member	Alberto Nagel	Milan, Italy June 7, 1965	2014	=	None
General Manager and Executive Committee member	Francesco Saverio Vinci	Milan, Italy November 10, 1962	2014	Director Banca Esperia Director Perseo	12,892 ordinary shares 27,000 savings shares
Director and Executive Committee member	Maurizio Cereda	Milan, Italy January 7, 1964	2014	Director Ansaldo STS Director Enervit	None
Director and Executive Committee member	Massimo Di Carlo	Rovereto, Italy June 25, 1963	2014	=	None
Director	Elisabetta Magistretti	Busto Arsizio, Italy July 21, 1947	2014	Director Luxottica Group Director Pirelli & C.	None

Office	Name	Place and date of birth	Term expires	Principal activities performed by the person outside Mediobanca	Telecom Italia Shares beneficially owned
Director	Tarak Ben Ammar (3)	Tunis, Tunisia June 12, 1949	2014
Director Telecom Italia
Chief Executive Officer (CEO) Quinta Communications
Chairman and Chief Executive Officer (CEO) Prima Tv
Chief Executive Officer (CEO) Carthago Film
Chief Executive Officer (CEO) Andromeda Tunisie S.A.
Chairman Promotions et Partecipations International S.A.

					None
Director	Gilberto Benetton	Treviso, Italy June 19, 1941	2014	Chairman Edizione Chairman Autogrill Director Sintonia Director Pirelli & C. Director Atlantia	None
Director	Pier Silvio Berlusconi	Milan, Italy April 28, 1969	2014
Chairman and Chief Executive Officer (CEO) Reti Televisive Italiane
Vice Chairman Mediaset
Director Arnoldo Mondadori Editore
Director Mediaset Espana Communicacion
Director Medusa Film
Director Publitalia ‘80

					None
Director	Anne-Marie Idrac (3)	Saint Brieuc, France July 27, 1951	2014	Director Total Director Bouygues Director Compagnie de Saint Gobain Member of the “Conseil de Surveillance” of Vallourec	None
Director	Roberto Bertazzoni	Guastalla, Italy December 10, 1942	2014	Chairman Smeg Chairman and Chief Executive Officer (CEO) Erfin - Eridano Finanziaria	None
Director and Executive Committee member	Angelo Casò	Milan, Italy August 11, 1940	2014
Chairman Statutory Audit Committee Benetton Group
Chairman Osvaldo
Chairman Statutory Audit Committee Edizione
Chairman Statutory Audit Committee Bracco
Chairman Statutory Audit Committee Bracco Imaging
Chairman Statutory Audit Committee Alchera
Chairman Statutory Audit Committee Bic Italia
Standing Auditor Italmobiliare
Standing Auditor Padis Investimenti
Standing Auditor Pasidis Investimenti
Standing Auditor Sidis Investimenti

					None
Director	Vanessa Labérenne (3)	Paris, France, January 8, 1978	2014	=	None

Office	Name	Place and date of birth	Term expires	Principal activities performed by the person outside Mediobanca	Telecom Italia Shares beneficially owned
Director	Carlo Pesenti	Milan, Italy March 30, 1963	2014	General Manager and Director Italmobiliare Director Italcementi Deputy Vice Chairman Ciments Français Director RCS MediaGroup	None
Director and Executive Committee member	Eric Strutz (1)	Mainz, Germany December 13, 1964	2014	Member of Board of Partners Group Holding	None
Director	Christian Collin (3)	Neuilly Sur-Sein, France May 11, 1954	2014	General Manager Groupama Director Société Tunisienne d’Assurances et de Réassurances Director La Banque Postale Assurances Iard	None
Director	Alessandro Decio	Milan, Italy, January 10, 1966	2014	Member of Supervisory Board of Bank Pekao Member of Supervisory Board of Unicredit Bank Austria Member of Supervisory Board of Zao Unicredit Bank	24,860 ordinary shares 6,601 savings shares
Director	Bruno Ermolli	Varese, Italy, March 6, 1939	2014	Director Promos Chairman Sinergetica Director Arnoldo Mondadori Editore Director Mediaset Director Pasticceria Bindi Director S.I.P.A.	None
Director	Guido Guazzaloca	Bazzano, Italy, February 6, 1944	Next Annual General Meeting	Director Fondo di Previdenza “Mario Negri”	None
Director	Alberto Pecci	Pistoia, Italy September 18, 1943	2014	Chairman E. Pecci & C. Chairman Pecci Filati Chairman and Chief Executive Officer (CEO) Pontoglio Director El.En.	24,000 ordinary shares 9,440 savings shares

(1) German citizen
(2) Suspended pursuant to Italian Ministerial Decree 161/98 until the next annual general meeting due to be held on October 28, 2013
(3) French citizen

Exhibit No.	Description

Exhibit 36:	Amended by-laws of Telco (unofficial English translation)

Exhibit 37:
Agreement dated September 24, 2013, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca – Banca di Credito Finanziario S.p.A.

Exhibit 38:	Joint press release, dated September 24, 2013